Mail Stop 3720

April 21, 2006

Kevin H. McLaughlin
Chief Executive Officer
VeriChip Corporation
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445

> **Re:** **VeriChip Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 7, 2006**
> **File No. 333-130754**

Dear Mr. McLaughlin:

        We have reviewed your filing and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please note that the page number references below refer to the page numbers on the marked version you have provided to us.

Prospectus Summary

1.   We note your response to prior comment 4, however, we request that you eliminate the acronym "RFID" from your summary. In this regard, we do not believe that this is a widely used term that is necessarily understandable for readers who are not familiar with your industry.

2.   Where you have added the disclosure in response to prior comment 7 that you obtain the
        VeriChip and related scanners under your supply agreement with Digital Angel, please
        also provide a cross-reference to your risk factor disclosure regarding the limitations and
        risks associated with this agreement and the related intellectual property rights.

Risk Factors, page 6

3.   A number of your risk factor captions still contain generic conclusions. Please revise the
        following risk factor captions to comply with prior comment 8:

        •   "A termination of our supply agreement with Digital Angel could harm our business",
            page 8;
        •   "Consumer groups may not want us storing or using personally-identifiable data . . .",
            page 8;
        •   "Our failure of alleged failure to comply with anti-kickback . . .", page 11;
        •   "We may be subject to product liability claims for the use of our systems . . .", page
            11; and
        •   "We may need to obtain additional capital to fund our operations . . .", page 13

Because a predecessor of Digital Angel licensed the exclusive right . . ., page 6

4.   We note your added disclosure and your response to our prior comment 9. We may have
        additional comment pending resolution of your intellectual property issue.

We rely on third parties to supply and manufacture…, page 9

5.   We note your response to our prior comment 12, particularly your indication that, other
        than your supply agreement with Digital Angel, your manufacturing agreements are not
        material to your business and are easily replaceable. In light of your response, revise the
        risk factor to focus only on your relationship with Digital Angel.

Unaudited Pro Forma Condensed Combined Financial Information, page 27

6.   Delete the pro forma statement of operations for the year ended December 31, 2004. You
        should present pro forma information only for the latest fiscal year and interim period.
        See Rule 11-02(c) of Regulation S-X. Also delete the pro forma information for 2004 in
        the table of selected financial data at page 24.

7.   We reissue prior comment 44. We note that you continue to refer to the use of a
        preliminary valuation prepared by independent third party at page 27. Please disclose the
        name of the expert and include the expert's consent in the filing or remove the reference
        completely.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

Revenue, page 34

8.   Please disclose the substance of your response to prior comment 23 that with regard to your infant protection and wander prevention systems, these systems are highly customized and, as a result, sales prices for these systems fluctuate widely based on the size and scope of the particular installation.

Our Business, page 58

Sales, Marketing and Distribution, page 69

9.   Please disclose with regard to your agreement with Henry Schein that you receive payment from Henry Shein for products shipped to health care professionals within 30 days after the close of each month. Also, we note that your agreement with Henry Schein refers to Exhibit A but Exhibit A is not filed with the agreement. Please note that you must file all agreements in their entirety. Accordingly, please re-file exhibit 10.17 to include Exhibit A.

10.   We note the references in your management's discussion and analysis section to the distribution agreement you negotiated with Ingersoll Rand in January 2006. Please describe the material terms of this agreement, such as the performance requirements, term and termination provisions, in this section. Also, file your agreement with Ingersoll Rand as an exhibit or provide your analysis in your response letter regarding why you are not required to file this agreement as an exhibit.

Executive Compensation and Other Matters, page 81

11.   We note your updated compensation information you have provided in response to prior comment 38, however, it appears that several of the footnotes in your summary compensation table do not refer to the correct information in the table. For example, footnote 4 refers to Mr. Bolton's flexible spending plan but footnote 4 in the table is also listed next to Mr. Talib and Mr. Khimji. Also, footnote 6 describes compensation paid to Mr. Gunther but the footnote in the table is listed next to Mr. Talib. Please revise your footnotes, as appropriate.

Employment Contracts, page 83

12.   We note the disclosure you have added regarding the criteria the compensation committee considers in determining bonus payments under the employment agreements. Please disclose the substance of your response to prior comment 39 that this criteria is

subjective in nature and is not intended to constitute objectives that must be met with regard to bonus payments.

Certain Relationships and Related Party Transactions, page 89

Transactions with Digital Angel, page 90

13.   Disclose the date and the reason(s) you amended and restated your agreement with Digital Angel. Please describe the terms that were amended and restated. In this regard, please clarify whether you amended this agreement because of your recent finding that the exclusive rights to use the patented technology in applications involving the identification of human beings were licensed to other parties in 1994.

Audit Report – Report of Independent Registered Public Accounting Firm, page F-3

14.   Include a signed unrestricted audit report in an amendment to the registration statement prior to effectiveness of the offering.

Note 4 – Acquisitions, pages F-17 – F-20

15.   We reissue part of prior comment 47. We are unable to locate the revisions on pages F-18 and F-19 referred to in your response. Please disclose the specific factors that contributed to your decision to acquire VCI and Instantel for a purchase price that resulted in the recognition of goodwill. We note the general disclosure presented in the first complete paragraph on page F-19.

Note 5 – Intangible Assets, page F-20

16.   We reissue prior comment 48. Tell us in your response letter how you applied the guidance in paragraph 11 of SFAS 142 in determining the estimated useful lives of trademarks, customer relationships, and distributions networks you obtained in the acquisition of VCI and Instantel. Describe for us the nature of each acquired intangible and the specific factors you considered. It is unclear from the revised disclosure at page F-20 why you believe trademarks have indefinite lives and why an estimated life in excess of eight years is appropriate for trademarks and distribution networks.

Tell us the amount you recorded in the purchase price allocation for non-patented proprietary technology and explain how you determined the estimated useful life.

Expand the disclosure in of your critical accounting policies at page 37 for goodwill and intangible assets to describe the specific method you use to determine the fair value of trademarks. Also, discuss the significant assumptions used and address the specific uncertainties associated with the methods, assumptions, or levels of judgment utilized in estimating the cash flows and other assumptions required to assess the potential impairment. Finally, provide quantitative information where practicable to demonstrate the sensitivity of your estimates to change.

Note 14 – Releated Party Transactions, page F-31

17.   Refer to prior comment 43. Please expand your disclosure to provide a more specific description of the items you used to calculate the proportion of expenses attributed to Verichip for each type service provided.

* * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have any questions regarding comments on the financial statements and related matters. Please contact Albert Pappas, Staff Attorney, at (202) 551-3378, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: via facsimile (214-969-4343)
        Seth R. Molay, Esq.
        Akin Gump Strauss Hauer & Feld LLP